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                                                                    EXHIBIT 99.1


                   HOLLINGER INC. TO MAKE INTEREST PAYMENT ON
                              SENIOR SECURED NOTES


     Toronto, Canada, March 23, 2004 -- Hollinger Inc. ("Hollinger") (TSX:
HLG.C; HLG.PR.B; HLG.PR.C) announced today that it has given notice to the trustee under the indenture governing its outstanding US$120.0 million aggregate principal amount of 11.875% senior secured notes due 2011 (the "Notes") that Hollinger will pay the outstanding interest payment that was due March 1, 2004 with respect to the Notes, and all interest thereon, on March 30, 2004. As previously announced, although the interest payment was due March 1, 2004, the indenture governing the Notes provides for a grace period of 30 days before non-payment constitutes an event of default thereunder. In order to raise the necessary funds, Hollinger realized on certain assets and sold, on a private basis, 275,000 shares of Class A Common Stock of Hollinger International Inc.

     Hollinger's principal asset is its approximately 72.3% voting and 29.7% equity interest in Hollinger International Inc. Hollinger International is a global newspaper publisher with English-language newspapers in the United States, Great Britain and Israel. Its assets include The Daily Telegraph, The Sunday Telegraph and The Spectator and Apollo magazines in Great Britain, the Chicago Sun-Times and a large number of community newspapers in the Chicago area, The Jerusalem Post and The International Jerusalem Post in Israel, a portfolio of new media investments and a variety of other assets.


Media contact:                          For more information, please contact:

Jim Badenhausen                         Fred A. Creasey
646-805-2006                            416-363-8721


                              www.hollingerinc.com